EXHIBIT 99.1

Caledonia Mining Corporation Plc Chief Operating Officer to step down

ST HELIER, Jersey , Nov. 17, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that Mr. Dana Roets (61) will step down from his role as Chief Operating Officer (“COO”) with effect from February 29, 2024. Mr. Roets will remain a director of the Company and various subsidiaries until February 29, whereupon he will also step down from those roles.

Mr. Roets joined Caledonia as COO in 2013 and he has been instrumental in the development of the business over the following decade. During his tenure, production increased from 45,000 ounces to over 80,000 ounces in 2022; in the most recent quarter ended September 30, 2023, Blanket Mine achieved record quarterly production of almost 21,800 ounces. Over the same ten-year period, group all-in sustaining costs reduced from $978 per ounce to $878 per ounce.

The key element in Caledonia’s success over the last ten years is the successful implementation of the Central Shaft project which involved the sinking of a six-meter diameter shaft from surface to 1,204 meters. This project was accomplished under Mr. Roets’ direction, using internal financial and technical resources, and was completed and commissioned without any fatality. When the work on the revised investment plan started in 2014 (the main component of which was the Central Shaft project), the expected life of mine was up to 2019. As a result of the Central Shaft project, Blanket’s mine-life has been significantly extended. The resumption of deep level exploration at Blanket in early 2023 has resulted in encouraging results (as reported in a news release published on July 10, 2023), which, in due course, are hoped to further extend Blanket’s mine life.

A process has already commenced to identify a suitable replacement as COO.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“Dana has made an outstanding contribution to Caledonia over the last ten years – as evidenced by the increased production, reduced costs and exploration success which we believe will, in due course, extend Blanket’s life of mine. This was achieved against the backdrop of a challenging operating environment and the COVID-19 pandemic which introduced a new set of unanticipated operational challenges.

“Dana is leaving the business not only having seen Blanket Mine hit its long-term target of 80,000 ounces (in 2022), but also with an operational solar plant providing around a quarter of Blanket Mine’s daily electricity requirements, thereby reducing our dependence on diesel generators. More recently, he has overseen the construction of the first phase of a new tailings storage facility which, when fully built, is expected to serve the mine for at least the next fourteen years at the current production rate.

“Along with the board and his colleagues, I would like to thank Dana for his contribution and we wish him well in his future endeavours.”

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)
Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker)
Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK)
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America)
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.